UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at April 16, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: April 27, 2009

Print the name and title of the signing officer under his signature.

  800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
www.tasekomines.com

  TASEKO INITIATES COPPER HEDGING PROGRAM TO SECURE CASH FLOW FOR 2009

April 16, 2009, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") is pleased to announce that it has established a hedging program for approximately 50% of targeted copper production to the end of 2009 from its wholly-owned Gibraltar Mine.

The Company used a producer put and call option - a zero premium cost strategy. Approximately 30 million pounds of copper has been hedged with a price range of US$1.88 - US$2.36 per pound. Under the hedging program, Taseko will receive the prevailing market copper price while within the price range. Should the market price be outside the price range, Taseko will receive a minimum of US$1.88 and a maximum of US$2.36 for the hedged copper. The remaining estimated 30 million pounds of production is unhedged.

Russell Hallbauer, President and CEO of Taseko stated, "Even though the price of copper has increased considerably over the past three months, there remains uncertainty with the world economic outlook. Given this recent pricing strength, we believe it is timely to initiate a hedging strategy that will preserve profitability for Taseko in the event of a copper price retraction, while maintaining upside potential on the 50% of our production that remains unhedged."

Mr. Hallbauer continued, "With Gibraltar's total cash costs of approximately US$1.15 per pound and a minimum hedge price of US$1.88 per pound on 50% of our production for the next eight months, we will continue our plans to complete the Phase II capital expansion at Gibraltar. After the completion of this phase, Gibraltar's annual production is expected to reach 115 million pounds of copper and one million pounds of molybdenum."

For further information contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.